U.S. Securities and Exchange Commission

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                          COMMISSION FILE NO. 333-33438

                           NOTIFICATION OF LATE FILING


                                  (Check One):

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K  [X]   Form 10-Q  [ ]   Form N-SAR

      For Period Ended: September 30, 2001
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      [  ]  Transition Report on Form 10-K

      [  ]  Transition Report on Form 20-F

      [  ]  Transition Report on Form 11-K

      [  ]  Transition Report on Form 10-Q

      [  ]  Transition Report on Form N-SAR

      For the Transition Period Ended:
                                      ------------------------------------------

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            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


            If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART 1 -- REGISTRANT INFORMATION
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Full Name of Registrant:  Precision Partners, Inc.
                          ------------------------

Former Name if applicable:  Not Applicable
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Address of Principal Executive Office

Street and Number: 100 Village Court, Suite 301
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City, State and Zip Code:  Hazlet, NJ 07730
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PART II -- RULES 12B-25 (B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

      [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

            The Company requires additional time to file its quarterly report on Form 10-Q for the quarter ended September 30, 2001 (the "Third Quarter Form 10-Q") in order to reflect recent developments relating to the Company's ongoing efforts to negotiate an amendment or waiver to its senior credit facilities. Due to the significance of this event, the Company believes it should delay its filing to ensure full and complete disclosure in the Third Quarter Form 10-Q.

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PART IV --OTHER INFORMATION
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            (1) Name and telephone number of person to contact in regard to this notification

Frank Reilly              (732)                            335-3300
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(Name)                  (Area Code)                   (Telephone Number)

            (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [ X ] Yes  [  ] No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ X ] Yes  [  ] No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company expects to report that net sales for the third quarter of 2001 rose
14.3 percent to $43.0 million from $37.6 million in the comparable period of 2000. The Company also expects to report an operating loss of $10.2 million for the current quarter compared to an operating loss of $11.5 million in the comparable period of 2000. The Company also expects to report that net losses totaled $13.8 million for the current quarter compared to net losses of $12.3 million in the comparable period of 2000.

Operating losses in the three and nine months ended September 30, 2001 include charges related to restructuring plans at Galaxy Industries and Certified Fabricators along with the planned disposal of assets at General Automation and inventory adjustments at Gillette, General Automation and Galaxy. The Company incurred pre-tax charges relating to these matters totaling $10.0 million in the three and nine months ended September 30, 2001 compared to charges in the three and nine months ended September 30, 2000 totaling $10.9 million

                            Precision Partners, Inc.
                            ------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 2001                        By:  /s/ Frank Reilly
       -----------------------                       -----------------------
                                                        Frank Reilly
                                                        Executive Vice President
                                                        and Chief Financial
                                                        Officer